Exhibit 10.1

News

RiT TECHNOLOGIES REPORTS Q1 2006 RESULTS

Tel Aviv, Israel – April 27, 2006 – RiT Technologies (NASDAQ: RITT), the pioneer and world-leading provider of intelligent physical layer solutions, today announced financial results for the first quarter ended March 31, 2006.

Revenues for the quarter were $5,267,000 compared with $6,607,000 for the first quarter of 2005. Net loss for the quarter was $850,000, or $0.06 per share (basic and diluted). In the first quarter of 2005, the Company recorded a net profit of $241,000, or $0.02 per share (basic and diluted).

Commenting on the results, Mr. Doron Zinger, RiT’s President and CEO, said, “Our first quarter results were in line with our expectations and the guidance we gave last quarter, reflecting another steady quarter for our Enterprise business with a slow quarter for our ‘spikey’ Carrier business. On the Enterprise side, we continue to work closely with our OEM partners to address growing worldwide demand for our Intelligent Physical Layer Management Solutions (IPLMS). In addition, we are very pleased by the early results of our intensified focus on Asia and the continuing growth in revenues from Russia. On the Carrier side, we continue our work to accelerate the sales process with more than 30 live opportunities at various stages, as demonstrated by our closure this quarter of several orders. On the R&D front, we continue with aggressive development of all product lines and will soon be releasing a more powerful, smaller and easier-to-use version of our Carrier PairView™ solution.”

“As always, the nature of our Carrier business – that is, the combination of long average sales cycles and a relatively small number of sizeable orders – makes it difficult to forecast our revenues for any particular quarter. However, with proven industry-leading products and a strong pipeline of potential sales, we are working from a healthy business platform with the goal of delivering profitability in 2006.”

The Company will host a conference call to discuss these results today, Thursday, April 27th, at 10:00 A.M. Eastern Daylight Time/ 17:00 Israel Daylight time. To participate, please call +1-866–229-7198 from the US (toll free), or +972-3-918-0600 from International locations. A replay of the call will be available beginning at 12 noon ET on the day of the call for 14 days by calling +1-866-500-4953 from the US (toll free), or +972-3-925-5940 from the rest of the world.

The call will also be available through a simultaneous webcast. To participate in the webcast of the call, please log-in about 5-10 minutes prior to the start of the call as follows:

Live Windows Media:
      http://phx.corporate-ir.net/playerlink.zhtml?c=119790&s=wm&e=1204420

Live RealPlayer:
      http://phx.corporate-ir.net/playerlink.zhtml?c=119790&s=real&e=1204420

The call will also be archived for replay for 14 days at the same url address.

Note: Participants in the webcast may submit questions to be addressed in the conference call in advance by email to: simonag@rit.co.il

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY	Simona Green
CONTACT:	VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP)
(U.S. dollars in thousands, except per share data)

	For the three months ended March 31,
	(Unaudited)

	2006 U.S. $	2005 U.S. $

Sales	5,267	6,607
Cost of sales	2,867	3,002

Gross profit	2,400	3,605

Operating expenses:

Research and development, gross	976	1,135
Less - royalty-bearing participation	-	119

Research and development, net	976	1,016

Sales and marketing	1,829	1,876
General and administrative	521	535

Total operating expenses	3,326	3,427

Operating income (loss)	(926)	178
Financial income, net	76	63

Net income (loss)	(850)	241

Basic net income (loss) per ordinary share	(0.06)	0.02

Diluted net income (loss) per ordinary share	(0.06)	0.02

Weighted average number of ordinary shares
used to compute basic net income (loss)
per ordinary share	14,600,644	14,168,096

Weighted average number of ordinary shares
used to compute diluted net income
(loss) per ordinary share	15,182,639	15,327,770

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S. GAAP)
(U.S. dollars in thousands)

	March 31, 2006	December 31, 2005
	(Unaudited)	(Audited)

Assets
Current Assets
Cash and cash equivalents	6,419	7,222
Marketable securities	502	506
Trade receivables, net	4,970	4,725
Other current assets	754	741
Inventories	4,879	5,101

Total Current Assets	17,524	18,295

Assets held for severance benefits	1,700	1,751

Property and Equipment
Cost	2,581	2,544
Less - accumulated depreciation	1,886	1,875

	695	669

Total Assets	19,919	20,715

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	3,124	3,270
Other payables and accrued expenses	2,673	2,680

Total Current Liabilities	5,797	5,950

Long-term Liability
Liability in respect of employees' severance benefits	2,127	2,253

Total Liabilities	7,924	8,203

Shareholders' Equity
Share capital	388	383
Treasury Stock	(27)	(27)
Additional paid-in capital	31,667	31,335
Accumulated other comprehensive loss	(43)	(39)
Accumulated deficit	(19,990)	(19,140)

Total Shareholders' Equity	11,995	12,512

Total Liabilities and Shareholders' Equity	19,919	20,715